SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 29, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
29 November 2011

Number:
36/11

REVIEW OF DIAMONDS BUSINESS

BHP Billiton announced today that it is reviewing its diamonds business, comprising the Group’s interests in the EKATI Diamond Mine and the Chidliak exploration project in Canada.

BHP Billiton’s strategy is to invest in large, long life, upstream and expandable assets while remaining a simple and scalable organisation. EKATI is a world class operation and Chidliak is a promising exploration opportunity, but many years of extensive exploration suggest there are few options to develop new diamond mines that are consistent with this approach.

This review will, therefore, examine whether a continued presence in the diamonds industry is consistent with BHP Billiton’s strategy and evaluate the potential sale of all or part of the diamonds business.

As it reviews its diamonds business, BHP Billiton will only pursue those options that will preserve EKATI’s outstanding safety and environmental standards and protect the benefits that the mine has created for local communities. Potential transactions arising from the review will be subject to detailed analysis before a final decision is made. In the event that these criteria are not met, BHP Billiton will continue to operate its world class diamonds business in a sustainable manner.

BHP Billiton Diamonds & Specialty Products President Tim Cutt said: “EKATI has made a substantial contribution to economic growth and development in the North ever since diamonds were first discovered there in 1991. Its success is a credit to the great team working at the mine and the strong partnerships they have built with Aboriginal communities and local businesses.

“The review we’ve announced today will seek to maintain this legacy so that EKATI continues to bring social and economic benefits to the North while remaining a great place to work.”

BHP Billiton’s review of its diamonds portfolio is expected to be completed by the end of January 2012.

About EKATI:

EKATI is located 310 kilometres northeast of Yellowknife and 200 kilometres south of the Arctic Circle. It is Canada’s first diamond mine and owned by BHP Billiton (80%), Dr Stewart Blusson (10%) and Charles Fipke (10%).

EKATI has produced an average of over three million carats of rough diamonds per year over the last three years with annual sales representing approximately 10% per cent of global diamond supply by value.

EKATI has an outstanding safety and environmental record and a strong history of working with communities in the North. Since operations began in 1998, its total expenditure on goods and services has exceeded $4.2 billion, of which almost 80% has been spent in the North with Aboriginal and Northern businesses.

About Chidliak:

Chidliak is a diamonds exploration project located on South East Baffin Island in Nunavut, Canada. The property consists of 860,000 hectares about 140km from Iqaluit. Chidliak is a joint venture partnership between BHP Billiton (51%) and Peregrine Diamonds Ltd (49%) and has been operated by Peregrine since 2006.

Exploration is ongoing and 7 of 59 known kimberlites have shown economic potential, with others continuing to be explored and assessed. In addition to its diamond potential, the Chidliak property hosts mineral anomalies indicative of platinum / palladium, lead-zinc and copper deposits.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Samantha Stevens
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : November 29, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary